FORM 45-102F2
CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF
Multilateral Instrument 45-102
RESALE OF SECURITIES

Complete 1 or 2.

1.

Canplats Resources Corporation has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on June 3, 2003 of 750,000 agent's options of Canplats Resources Corporation,    Canplats Resources Corporation, was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

2.

Name of Issuer has distributed securities under a provision listed in Appendix F to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of securities distributed to an employee, executive, consultant or administrator is subject to section 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on date of amount or number and type of securities of Name of Issuer , became after the distribution date by filing a prospectus in a jurisdiction listed in Appendix B to Multilateral Instrument 45-102 and listing or quoting a class of its equity securities on a qualified market, and now is, a qualifying issuer within the meaning of Multilateral Instrument 45-102.

DATED at this 6th day of June, 2003.

CANPLATS RESOURCES CORPORATION

/s/ Linda J. Sue

By:	Linda J. Sue, Corporate Secretary